Exhibit 99.B(b)(1)(i)

AMENDMENT

TO THE BYLAWS OF

ING PARTNERS, INC.

On November 10, 2005, the Board of Directors adopted the following amendment to the Bylaws of ING Partners, Inc.  The amendment increases the length of time permitted between the record date and the shareholder meeting date from 60 to 90 days.  Accordingly, the Bylaws of ING Partners, Inc. are hereby amended to revise Section 3 of ARTICLE V, to read as follows:

SECTION 3.     CLOSING OF TRANSFER BOOKS AND FIXING RECORD DATE.  The Board of Directors may fix in advance a date as the record date for the purpose of determining Shareholders entitled to notice of or to vote at any Meeting of Shareholders or Shareholders entitled to receive payment of any dividend.  Such date shall in any case not be more than 90 days and, in case of a Meeting of Shareholders, not less than 10 days prior to the date on which the particular action is to be taken.  In lieu of fixing a record date, the Board of Directors may provide that the share transfer books of the Corporation shall be closed for a stated period not to exceed in any case 20 days.  If the share transfer books are closed for the purpose of determining Shareholders entitled to notice of or to vote at a Meeting of Shareholders, such books shall be closed for at least 10 days immediately preceding such meeting.